                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)

                                 NEUROCHEM INC.
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                SEPTEMBER 5, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 2 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      LUXEMBOURG
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,068,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          0
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,068,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,068,368
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 3 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,359,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          0
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,359,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,359,368
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      29.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 4 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      ALBERTA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,609,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          0
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,609,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,609,368
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 5 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,609,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          0
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,609,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,609,368
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 6 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      VERNON H. STRANG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,609,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          0
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,609,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,609,368
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 7 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     1,166,666
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         11,359,368
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          1,166,666
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     11,359,368
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,526,034
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 8 OF 18 PAGES


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CANADA
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
                     689,166(1)
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.    SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING          689,166(1)
PERSON WITH:   -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      739,266(2)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.9%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

----------
(1) Includes 382,500 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

(2) Includes 382,500 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 9 OF 18 PAGES


This Amendment No. 13 amends the Schedule 13D filed on August 22, 2006, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc. (the "Neurochem Shares"), a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following at the end thereof:

The second paragraph under Item 4 in this Amendment is incorporated by reference in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following at the end thereof:

In a series of open market transactions beginning August 22, 2006 and ending September 7, 2006, Picchio used an aggregate of C$3,130,394.69 of funds borrowed under the Credit Agreement to make open market purchases of an aggregate of 181,100 Neurochem Shares. The purpose of such purchases was to increase Picchio's direct and indirect percentage ownership of the Company.

Subject to market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Neurochem Shares and other factors deemed relevant by Picchio, Picchio may from time to time purchase additional Neurochem Shares and currently anticipates purchasing an aggregate of up to 209,000 additional Neurochem Shares. However, no definitive decision has been made with respect to the timing, amount or source of funds for any such purchases.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

(i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.6% of the outstanding Neurochem Shares);

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 10 OF 18 PAGES


(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 291,000 Neurochem Shares. As a result of these holdings, Picchio beneficially owns 29.4% of the outstanding Neurochem Shares;

(iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 30.0% of the outstanding Neurochem Shares;

(iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 32.4% of the outstanding Neurochem Shares;

(v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by each of Picchio and Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 30.0% of the outstanding Neurochem Shares; and

(vi) Dr. Bellini has beneficial ownership of 739,266 Neurochem Shares (or 1.9% of the outstanding Neurochem Shares), of which (i) 382,500 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (104,700), of which 36,700 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (160,000), 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife; and (v) Arnaud Vial (5,000), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 11 OF 18 PAGES


the Board of Trustees of Queen's University at Kingston, Ontario which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

Subsection (c) is amended to add the following at the end thereof:

     Picchio used an aggregate of C$3,130,394.69 of funds borrowed under the Credit Agreement to make open market purchases of an aggregate of 176,000 Neurochem Shares as follows: (i) on August 22 , 2006 Picchio purchased 10,100 Neurochem Shares at an average price per share of C$14.93, (ii) on August 23, 2006 Picchio purchased 8,900 Neurochem Shares at an average price per share of C$15.66, (iii) on August 24, 2006 Picchio purchased 16,300 Neurochem Shares at an average price per share of C$15.91, (iv) on August 25, 2006 Picchio purchased 18,900 Neurochem Shares at an average price per share of C$16.40, on August 31, 2006 Picchio purchased 4,400 Neurochem Shares at an average price per share of C$19.80, (v) on September 1, 2006 Picchio purchased 87,000 Neurochem Shares at an average price per share of C$18.19, (vi) on September 5, 2006 Picchio purchased 30,400 Neurochem Shares at an average price per share of C$16.92 and
(vii) on September 7, 2006 Picchio purchased 5,100 Neurochem Shares at an average price per share of C$16.94.

Subsection (c) is further amended to delete the sentence reading as follows:

"On June 30, 2006 Arnaud Vial made open market purchases of an aggregate of 60,000 Neurochem Shares at an average price of C$12.21 per share."

and to replace such sentence with the following sentence:

"On June 30, 2006 Arnaud Vial made open market purchases of an aggregate of 5,000 Neurochem Shares at an average price of C$12.21 per share."

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 12 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

                                        P.P. LUXCO HOLDINGS II S.A.R.L.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Manager


                                        By: /s/ Stephane Hadet
                                            ------------------------------------
                                        Name: Stephane Hadet
                                        Title: Manager

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 13 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

                                        PICCHIO PHARMA INC.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Chairman and Director

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 14 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

                                        FMRC FAMILY TRUST


                                        By: /s/ Vernon H. Strang
                                            ------------------------------------
                                        Name: Vernon H. Strang
                                        Title: Trustee

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 15 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006


                                        /s/ John Churchill
                                        ----------------------------------------
                                        JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 16 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006


                                        /s/ Vernon H. Strang
                                        ----------------------------------------
                                        VERNON H. STRANG

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 17 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006


                                        /s/ Francesco Bellini
                                        ----------------------------------------
                                        DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D              SCHEDULE 13D            PAGE 18 OF 18 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

                                        POWER TECHNOLOGY INVESTMENT CORPORATION


                                        By: /s/ Leslie Raenden
                                            ------------------------------------
                                        Name: Leslie Raenden
                                        Title: Executive Vice-President Finance